Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2014, relating to (1) the 2013 and 2012 consolidated financial statements of DHT Holdings, Inc., including the adjustments to the 2011 consolidated financial statements to retrospectively apply the reverse stock split discussed in Note 5 to the consolidated financial statements and the revision to include condensed financial information of DHT Holdings, Inc. (parent company only) presented in Note 15 and (2) the effectiveness of DHT Holdings, Inc.’s internal control over financial reporting as of December 31, 2013, appearing in the Annual Report on Form 20-F of DHT Holdings Inc. for the year ended December 31, 2013.

/s/ Deloitte AS
Deloitte AS
Oslo, Norway
January 14, 2015